AR/S

04021774

333-67107

P.E. 12-31-03

HEARTLAND BANCSHARES, INC. /FL

2003 ANNUAL REPORT

Heartland Bancshares, Inc.

Heartland Bancshares was incorporated in Florida in August 1998 to serve as a holding company for Heartland National Bank, a national banking association then in organization. Heartland National Bank opened for business in September 1999 and presently operates three banking offices in Highlands County, Florida. Heartland National Bank is a full service commercial bank, without trust powers. The bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Heartland National Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services.

Heartland Bancshares was incorporated as a mechanism to enhance Heartland National Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of Heartland Bancshares' banking business through acquisition of other financial institutions and provision of additional banking-related services which a traditional commercial bank may not provide under present laws. For example, banking regulations require that a national bank maintain a minimum ratio of capital to assets. In the event that Heartland National Bank's growth is such that this minimum ratio is not maintained, Heartland Bancshares may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of Heartland National Bank or raise capital otherwise in a manner which is unavailable to Heartland National Bank under existing banking regulations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Management has endeavored in its communications, its Form 10-KSB and this Annual Report to highlight the trends and factors that might have an impact on Heartland Bancshares and the industry in which Heartland Bancshares competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analyses of Heartland Bancshares, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, Heartland Bancshares' financial performance and could cause actual results for fiscal 2004 and beyond to differ materially from those expressed or implied in such forward-looking statements. Heartland Bancshares does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Heartland Bancshares, Inc.

March 22, 2004

To Our Shareholders, Customers and Friends:

Heartland Bancshares, Inc., through its subsidiary Heartland National Bank, had another outstanding year in 2003. The bank experienced tremendous growth as we passed the $100 million benchmark in total assets.

Earnings

Net income rose dramatically in 2003 to $750,006, compared to $434,392 for 2002. These earnings were achieved through tremendous loan growth due to a strong local economy and continued market acceptance of the bank. This resulted in a return on average assets of .73% and a return on average equity of 10.57% for 2003, compared to .56% and 7.28%, respectively, for 2002.

Growth

The bank continued to experience outstanding growth in assets, deposits and loans. Total assets grew to $112 million during 2003, an increase of $22 million. Deposits increased by $20.4 million to $102.7 million at year-end, a 25% increase over 2002. Loan growth increased 38% during 2003, to $83 million in outstanding balances at year-end.

Going Forward

The growth of the bank has far exceeded our original expectations, yet we believe that the best days for Heartland National Bank are clearly ahead. We believe that our ability to react quickly to customer needs through local decision-making and a "common sense" approach to banking will enable us to compete favorably in our market.

Your confidence and support of the bank as shareholders and customers is clearly shown in the financial performance of the company. We value the trust you have placed with us and we will continue to strive to position "your bank" as the leading provider of financial services in Highlands County.

Edward L. Smoak
Chairman of the Board

James C. Clinard
President and Chief Executive Officer

Market for the Company's Common Stock and Related Security Holder Matters

During the period covered by this report and to date, there has been no established public trading market for Heartland Bancshares' common stock. As of February 14, 2004, there were 433 holders of record of Heartland Bancshares' common stock.

To date, Heartland Bancshares has not paid any dividends on its common stock. It is the policy of the Board of Directors of Heartland Bancshares to reinvest earnings for such period of time as is necessary to ensure the success of the operations of Heartland Bancshares and of Heartland National Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on Heartland National Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of Heartland Bancshares.

Heartland National Bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. § 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income for the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by Heartland National Bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Heartland Bancshares' financial condition and results of operations should be read in conjunction with Heartland Bancshares' consolidated financial statement and related notes beginning on page 16.

Overview

Heartland Bancshares was incorporated in August 1998 to serve as a holding company for Heartland National Bank. For approximately the first 13 months following its incorporation, the main activities of Heartland Bancshares centered on applying for a national bank charter, applying to become a bank holding company, preparing the banking facilities and premises, hiring and training bank employees, and raising capital in an initial public offering to fund the start-up of Heartland National Bank. On September 7, 1999, Heartland National Bank commenced operations.

During 2003, total assets of Heartland Bancshares grew from $90.4 million to $112.8 million. Net income for 2003 was $750,006, or $1.15 per share, as compared to $434,392, or $0.67 per share for 2002.

Critical Accounting Policy

The accounting and financial reporting policies of Heartland Bancshares and Heartland National Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Heartland Bancshares has determined that its policy regarding the determination of its allowance for loan losses is a critical accounting policy in that it requires significant judgments and involves complex estimates and the application of the policy has a significant impact on Heartland Bancshares' financial statements.

The allowance for loan losses is an estimate of the losses that may be sustained in Heartland National Bank's portfolio. The allowance has two basic components: (1) specific loss estimates for individually classified and impaired loans, and (2) general loss estimates on loans for which no impairment has been identified and large groups of smaller balance homogeneous loans. Specific loss estimates on individual loans include subjective evaluations related to secondary sources of repayment for the loan which are principally collateral liquidation. The general loss allocations use historical loss ratio experience which may not be indicative of the actual losses present in the loan portfolio at a given point in time.

While the basic methodology of Heartland National Bank's loan loss allowance estimation process has not changed, management continuously re-evaluates the use of historical loss factors, national and local economic trends, credit concentrations and other relevant factors in determining the adequacy of the allowance for loan loss.

This estimation process associated with the allowance for loan losses can have significant effects in the estimated loan loss expense of a given period. Generally, the allowance for loan losses increases as the outstanding balance of loans increase or the level of classified or impaired loans increases. Loans or portions of loans that are deemed uncollectible are charged against and reduce the allowance.

Results of Operations

Net Interest Income

Net interest income is the principal component of a financial institution's income stream and represents the difference between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. Heartland National Bank has no investments in tax-exempt securities and, accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

The following table sets forth, for the period indicated, certain information related to Heartland Bancshares' average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the period indicated.

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/Rate
ASSETS			(dollar amounts in thousands)			
Earning assets:						
Loans, net of deferred loan fees(1)	$69,995	$4,498	6.43%	$46,026	$3,268	7.10%
Investment securities(2)	16,196	454	2.80%	20,429	931	4.56%
Federal funds sold	9,924	105	1.06%	5,017	82	1.63%
Total earning assets	96,115	5,057	5.26%	71,472	4,281	5.99%
Cash and due from banks	4,057			2897		
Premises and equipment, net	2,810			2,767		
Other assets	898			720		
Allowance for loan losses	(670)			(472)		
Total assets	$103,210			$77,384		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$14,410	$58	0.40%	$10,634	$70	0.66%
Savings deposits	6,960	58	0.83%	4,462	54	1.21%
Money market deposits	24,450	265	1.07%	17,722	276	1.56%
Certificates of deposit of $100,000 or more	10,711	271	2.53%	8,571	264	3.08%
Other time deposits	18,767	440	2.34%	14,787	434	2.94%
Borrowings	1,259	14	1.11%	1,488	17	0.87%
Total interest-bearing liabilities	76,557	1,106	1.44%	57,664	1,115	1.93%
Noninterest-bearing demand deposits	19,210			13,625		
Other liabilities	350			129		
Shareholders' equity	7,093			5,966		
Total liabilities and shareholders' equity	$103,210			$77,384		
Net interest income		$3,951			$3,166	
Net interest spread			3.82%			4.06%
Net interest margin			4.11%			4.43%

(1) During 2003, one loan was not accruing interest.
(2) The yield on investment securities is computed based upon the average balance of investment securities at amortized cost and does not reflect the unrealized gains or losses on such investments.

Net yield on earning assets for the years ended December 31, 2003 and 2002 was 5.26% and 5.99%, respectively. Despite falling interest rates in 2003, net interest income increased from $3,166 to $3,992. This increase is attributed primarily to the significant volume increase in earning assets during 2003.

To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, Heartland National Bank periodically adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. Management monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. Heartland National Bank will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

Rate/Volume Analysis of Net Interest Income

The effect on interest income, interest expense and net interest income in the periods indicated, of changes in average balances and rates from the corresponding prior period is shown below. The effect of a change in average balance (volume) has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from rate. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate.

	Year Ended December 31, 2003 compared with Year Ended December 31, 2002		
	Increase (decrease) due to:		
	Volume	Rate	Total
Interest earned on:		(in thousands)	
Taxable securities	$ (193)	$ (284)	$ (477)
Federal funds sold	80	(57)	23
Net loans	1,713	(483)	1,230
Total interest income	$1,600	$ (824)	$ 776
Interest paid on:			
NOW deposits and money market	$131	$(154)	$ (23)
Savings deposits	38	(34)	4
Time deposits	185	(172)	13
Other borrowings	(2)	(1)	(3)
Total interest expense	$ 352	$ (361)	$ (9)
Change in net interest income	$1,248	$ (463)	$ 785

Interest earned on:	Year Ended December 31, 2002 compared with Year Ended December 31, 2001		
	Increase (decrease) due to:		
	Volume	Rate (in thousands)	Total
Taxable securities	$ 294	$ (278)	16
Federal funds sold	(224)	(125)	(349)
Net loans	1,716	(677)	1,039
Total interest income	$1,786	$(1,080)	$ 706
Interest paid on:			
NOW deposits and money market	$ 163	$ (307)	$ (144)
Savings deposits	38	(31)	7
Time deposits	202	(490)	(288)
Other borrowings	24	(13)	11
Total interest expense	$ 427	$ (841)	$(414)
Change in net interest income	$1,359	$ (239)	$1,120

Non-Interest Income

Non-interest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of other real estate owned, and investments available for sale are included in non-interest income.

Non-interest income for 2003 and 2002 amounted to $595,474 and $445,933, respectively. As a percentage of average assets, non-interest income was .58% in both years.

The following table summarizes the major components of non-interest income for 2003 and 2002.

	Year ended December 31,	
	2003	2002
Service fees on deposit accounts	$308,823	$285,815
Gain on sale of loans	206,175	59,484
All other non-interest income	80,476	100,634
Total non-interest income	$595,474	$445,933

Non-Interest Expense

Non-interest expense increased from $2,745,154 during 2002 to $3,145,420 in 2003. As a percent of total average assets, non-interest expenses decreased from 3.55% to 3.05%. The primary reasons for the increase in non-interest expense are increased staffing and expenses involved in a data processing conversion. Below are the components of non-interest expense for 2003 and 2002.

	Year ended December 31,	
	2003	2002
Salaries and benefits	$1,593,046	$1,319,443
Occupancy and equipment expense	448,190	417,243
Data and item processing	317,751	305,525
Legal and professional	106,049	101,302
Advertising and public relations	96,480	76,064
Stationery and supplies	90,755	63,454
EDP conversion costs	24,600	73,534
Other operating expenses	468,549	388,589
Total non-interest expense	$3,145,420	$2,745,154

Provision for Loan Losses

During 2003, the allowance for loan losses grew from $606,971 to $779,222. During 2003, the allowance for loan losses as a percent of gross loans decreased from 1.01% to 0.95%. Net charge-offs during 2003 amounted to $13,531, or 0.02% of loans, as compared to net charge-offs of $15,720, or 0.03% of loans in 2002. As of December 31, 2003, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Financial Condition

Loan Portfolio

The following table presents various categories of loans contained in Heartland National Bank's loan portfolio at December 31, 2003 and 2002:

	As of December 31,	
	2003	2002
Type of loan		
Commercial	$20,990,891	$18,071,569
Consumer	19,528,144	14,895,343
Real estate	41,305,918	27,295,228
Subtotal	81,824,953	60,262,140
Less: allowance for loan losses	(779,222)	(606,971)
Total (net of allowances)	$81,045,731	$59,655,169

The following is a presentation of an analysis of maturities of loans at December 31, 2003:

Type of loan	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
		(in thousands)		
Commercial	$9,090	$11,643	$258	$20,991
Consumer	2,422	10,812	6,294	19,528
Real estate	3,732	27,222	10,352	41,306
Total	$15,244	$49,677	$16,904	$81,825

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates at December 31, 2003:

Type of Loan	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
		(in thousands)		
Predetermined fixed interest rate	$1,677	$39,008	$2,955	$43,640
Floating interest rate	37,053	1,132	0	38,185
Total	$38,730	$40,140	$2,955	$81,825

As of December 31, 2003, there was one loan on non-accrual in the amount of $121,437, no accruing loans were contractually past due 90 days or more as to principal and interest payments and no other loans were impaired or defined as "troubled debt restructurings." There were no non-accrual loans at December 31, 2002.

As of December 31, 2003, no loans were classified for regulatory purposes as doubtful, substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2003, there were no loans with respect to which known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful. Interest accrual was not discontinued on any loans during 2003 other than the one loan placed in non-accrual status. Interest foregone on that loan was not material.

Summary of Loan Loss Experience

An analysis of Heartland National Bank's loan loss experience for fiscal 2003 and 2002 is furnished in the following table, as well as a breakdown of the allowance for possible loan losses:

Analysis of the Allowance for Possible Loan Losses

	Year ended December 31,	
	2003	2002
Balance at beginning of period	$606,971	$393,051
Charge-offs	(15,548)	(18,139)
Recoveries	2,017	2,419
Additions charged to operations	185,782	229,640
Balance at end of period	$779,222	$606,971
Ratio of net charge-offs during the period to average loans outstanding during the period	0.02%	0.03%

At December 31, 2003 and 2002 the allowance was allocated as follows:

	At December 31,			
	2003		2002	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(dollar amounts in thousands)			
Commercial	$147	26%	$200	31%
Consumer	186	24%	181	14%
Real Estate	200	50%	107	55%
Unallocated	246	N/A	119	N/A
Total	$779	100%	$ 607	100%

Loan Loss Reserve

Real estate mortgage loans constituted 50% of outstanding loans at December 31, 2003. The loans in this category represent residential and commercial real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

As of December 31, 2003, 26% of outstanding loans were in the category of commercial loans. Although commercial loans are generally considered by management as having greater risk than other categories of loans in Heartland National Bank's loan portfolio, 78% of the aggregate principal amount of these commercial loans at December 31, 2003 were made on a secured basis. Management believes that the secured condition of the preponderant portion of its commercial loan portfolio reduces the risk of loss inherently present in commercial loans.

Heartland National Bank's consumer loan portfolio constituted 24% of outstanding loans at December 31, 2003. At December 31, 2003 the majority of Heartland National Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property.

Unsecured loans accounted for 12% of the commercial and consumer loans outstanding at December 31, 2003. By their nature, unsecured loans pose a higher risk than secured loans.

A review of the loan portfolio by an independent firm is conducted annually. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion, the report is approved by the Board and management of Heartland National Bank. In addition to the above review, Heartland National Bank's primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the Board and management of Heartland National Bank. Information provided from the above two independent sources, together with information provided by the management of Heartland National Bank and other information known to members of the Board, are utilized by the Board to monitor, on a quarterly basis, the loan portfolio. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

Deposits

The following table presents, for 2003 and 2002, the average amount of and average rate paid on each of the following deposit categories:

	Year ended December 31,			
	2003		2002	
	Average amount	Average rate paid	Average amount	Average rate paid
	(dollar amounts in thousands)			
Deposit Category				
Non-interest bearing demand deposits	$19,210	—	$13,625	—
NOW and money market deposits	$38,860	0.8%	$28,356	1.2%
Savings deposits	$ 6,960	0.8%	$4,462	1.2%
Time deposits	$29,478	2.4%	$23,358	3.0%

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2003 and 2002:

	At December 31,			
	2003		2002	
	Amount	Average rate	Amount	Average rate
	(dollar amounts in thousands)			
Time Certificates of Deposit				
3 months or less	$3,294	1.45%	$3,951	2.18%
3-6 months	1,176	1.26%	2,129	2.60%
6-12 months	2,122	2.78%	1,810	2.58%
over 12 months	4,201	3.27%	2,256	4.19%
Total	$10,793	2.19%	$7,520	2.89%

Investment Portfolio

As of December 31, 2003, investment securities comprised approximately 14% of Heartland Bancshares' assets, federal funds sold comprised approximately 6% of Heartland Bancshares' assets, and net loans comprised approximately 72% of Heartland Bancshares' assets. Heartland National Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, Heartland National Bank enters into Federal Funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from Heartland National Bank to another bank.

The following table presents the estimated fair value of Heartland National Bank's investments at December 31, 2003 and 2002. At December 31, 2003, 51% of the securities held were categorized as available for sale, while 49% were categorized as held to maturity. All of the securities categorized as held to maturity as of December 31, 2003 are U. S. Government agencies callable within the twelve months after December 31, 2003. All of the securities available for sale as of December 31, 2003 are mortgage-backed securities. Although these securities have lengthy contractual maturity dates, the weighted average expected life of this portfolio is only 1.5 years. The average yields as of December 31, 2003 were 2.5% and 2.7% on the held-to-maturity portfolio and available-for-sale portfolio, respectively.

Amortized cost and estimated fair value of securities available for sale are as follows:

	December 31, 2003		
	U. S. Government Agencies	Federal Reserve & FHLB Stock	Total
Amortized cost	$ 7,835,159	$441,900	$ 8,277,059
Gross unrealized:			
Gains	33,241	—	33,241
Losses	(71,691)	—	(71,691)
Estimated fair value	$ 7,796,709	$441,900	$ 8,238,609

	December 31, 2002		
	U. S. Government Agencies	Federal Reserve & FHLB Stock	Total
Amortized cost	$13,784,079	$366,050	$14,150,129
Gross unrealized:			
Gains	211,470	—	211,470
Losses		—	—
Estimated fair value	$13,995,549	$366,050	$14,361,599

Amortized cost and estimated fair value of securities held to maturity at December 31, 2003 are as follows:

	U. S. Government Agencies
Amortized cost	$ 8,002,437
Gross unrealized:	
Gains	8,104
Losses	(20,605)
Estimated fair value	$ 7,989,936

Interest Rate Sensitivity

Net interest income, Heartland National Bank's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize Heartland National Bank overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2003 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within three months	After three months but within six months	After six months but within one year	After one year but within five years	After five years	Total
			(In thousands)			
EARNING ASSETS:						
Loans	$28,372	3,061	7,297	$40,140	2,955	$81,825
Debt securities	0	0	0	16,279	0	$16,279
Federal funds sold	6,721	0	0	0	0	6,721
Total earning assets	35,093	3,061	7,297	56,419	2,955	104,825
SUPPORTING SOURCES OF FUNDS:						
Interest bearing demand deposits and savings	51,709	0	0	0	0	51,709
Certificates, less than $100M	5,823	4,146	3,256	5,312	0	18,537
Certificates, $100M and over	3,418	772	2,122	4,481	0	10,793
Total interest bearing liabilities	$60,950	$4,918	$5,378	$9,793	$0	$81,039
Interest rate sensitivity gap	(25,857)	(1,857)	1,919	$46,626	$2,955	$23,786
Cumulative gap	(25,857)	(27,714)	(25,795)	$20,831	$23,786	
Interest rate sensitivity gap ratio	(57.6%)	(62.2%)	135.7	576.1%	100.0%	
Cumulative interest rate sensitivity gap ratio	(57.6%)	(59.4%)	(63.8%)	125.7%	129.4%	

As evidenced by the table above, at December 31, 2003 Heartland National Bank is cumulatively asset sensitive. In an increasing interest rate environment, an asset sensitive position (a gap ratio of greater than 1.0%) is generally more advantageous since assets are repriced sooner than liabilities. Conversely, in a declining interest rate environment, a liability sensitive position (a gap of less than 1.0%) is generally more advantageous as liabilities are repriced sooner than assets. With respect to Heartland National Bank, an increase in interest rates would result in higher earnings while a decrease in interest rates will reduce earnings. This assumes, however, that all other factors affecting income remain constant.

As Heartland National Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. Heartland National

Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. Liquidity needs are met either by converting assets to cash, attracting new deposits, or through longer term borrowings. Bank deposits grew to $102.7 million at December 31, 2003. Below are the pertinent liquidity balances and ratios at December 31, 2003 and 2002.

	At December 31,	
	2003	2002
	(dollar amounts in thousands)	
Cash and cash equivalents	$11,769	$12,988
Debt securities available for sale	$7,797	$13,995
CDs over $100,000 to total deposits ratio	11%	12%
Loan to deposit ratio	80%	73%
Brokered deposits	$ 0	$ 0

Cash and cash equivalents are the primary source of liquidity. At December 31, 2003 cash and cash equivalents amounted to approximately $12 million, representing 10.4% of total assets. Securities available for sale provide a secondary source of liquidity. While there are no scheduled maturities in 2003, $8 million in Heartland National Bank's securities portfolio is subject to being called.

At December 31, 2003, large denomination certificates of deposits accounted for 11% of total deposits. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on Heartland National Bank's liquidity. Management believes that since a majority of the large denomination CDs were obtained from Bank customers residing in Highlands County, Florida, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Highlands County, as outside depositors are generally more likely to be interest rate sensitive.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2003, Heartland Bancshares had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in Heartland Bancshares' liquidity increasing or decreasing in any material way in the foreseeable future.

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for 2003 and 2002 are as follows:

	Year ended December 31,	
	2003	2002
Return on average assets	0.73%	0.56%
Return on average equity	10.57%	7.28%
Average equity to average assets ratio	6.87%	7.71%
Dividend payout ratio	0.0%	0.0%

Off-Balance Sheet Arrangements

In the normal course of our business, the Heartland Bank enters into certain off-balance sheet transactions that are connected with meeting the financing needs of its customers. These off-balance sheet arrangements consist of letters of credit and commitments to extend credit. These arrangements are disclosed in detail in Note 12 to Heartland Bancshares' consolidated financial statements.

Capital Adequacy

There are now two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital by average total assets for the most recent quarter. For banks that are not rated CAMELS 1 by their primary regulator, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

In 1996, a rule was adopted by the Federal Reserve Board, the OCC and the FDIC that added a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this new rule, the agencies have also proposed a measurement process to measure interest rate risk. Under this proposal, all items reported on the balance sheet, as well as off-balance sheet items, would be reported according to maturity, repricing dates and cash flow characteristics. A bank's reporting position would be multiplied by duration-based risk factors and weighted according to rate sensitivity. The net risk weighted position would be used in assessing capital adequacy. The objective of this complex proposal is to determine the sensitivity of a bank to various rising and declining interest rate scenarios.

The table below illustrates Heartland National Bank's and Heartland Bancshares' regulatory capital ratios at December 31, 2003:

Heartland National Bank	December 31, 2003	Minimum regulatory requirement
Tier 1 risk-based capital ratio	9.14%	4.0%
Total risk-based capital ratio	10.06%	8.0%
Leverage ratio	7.08%	4.0%
Heartland Bancshares – Consolidated		
Tier 1 risk-based capital ratio	8.37%	4.0%
Total risk-based capital ratio	9.30%	8.0%
Leverage ratio	6.49%	4.0%

The above ratios indicate that the capital positions of Heartland Bancshares and Heartland National Bank are sound and that Heartland Bancshares is well within the regulatory prescribed capital requirements.

Index to Financial Statements

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

REPORT OF INDEPENDENT AUDITORS

Shareholders
Heartland Bancshares, Inc.
Sebring, Florida

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Osburn, Henning and Company

February 27, 2004

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HEARTLAND BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

	2003	2002
ASSETS		
Cash and due from banks	$ 5,048,023	$ 4,279,543
Federal funds sold	6,720,604	8,708,712
Total Cash and Cash Equivalents	11,768,627	12,988,255
Securities held to maturity	8,002,437	-
Securities available for sale	8,238,609	14,361,599
Loans:		
Commercial, financial and agricultural	20,990,891	18,071,569
Real estate - mortgage	41,305,918	27,295,228
Installment and consumer lines	19,528,144	14,895,343
Total Loans	81,824,953	60,262,140
Less: Allowance for loan losses	(779,222)	(606,971)
Net Loans	81,045,731	59,655,169
Property and equipment	2,745,568	2,753,980
Other assets	962,327	652,720
TOTAL ASSETS	$112,763,299	$ 90,411,723
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 21,679,621	$ 17,366,253
Savings, NOW and money market	51,709,094	37,327,928
Time deposits under $100,000	18,537,522	17,506,373
Time, $100,000 and over	10,792,541	10,146,274
Total Deposits	102,718,778	82,346,828
Short-term borrowings	1,493,033	1,218,990
Long-term debt	725,000	225,000
Other liabilities	790,296	233,792
Total Liabilities	105,727,107	84,024,610
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Common stock, $.10 par value, 10,000,000 shares authorized; 657,030 and 652,030 shares issued and outstanding	65,703	65,203
Preferred stock - $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	6,486,652	6,437,152
Retained earnings (deficit)	494,108	(255,897)
Accumulated other comprehensive income (loss)	(10,271)	140,655
Total Shareholders' Equity	7,036,192	6,387,113
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$112,763,299	$ 90,411,723

See notes to consolidated financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003	2002
Interest Income:		
Interest and fees on loans	$ 4,497,793	$ 3,268,316
Interest on securities	454,006	930,533
Interest on federal funds sold	104,943	82,598
Total Interest Income	5,056,742	4,281,447
Interest Expense:		
Interest on deposits	1,091,959	1,098,273
Interest on borrowings	13,522	17,460
Total Interest Expense	1,105,481	1,115,733
Net Interest Income	3,951,261	3,165,714
Provision for Loan Losses	(185,782)	(229,640)
Net Interest Income After Provision For Loan Losses	3,765,479	2,936,074
Noninterest Income:		
Service charges and fees	308,823	285,815
Gain (loss) on sale of securities	(2,772)	87,017
Gain on sale of loans	206,175	59,484
Other income	83,248	13,617
Total Noninterest Income	595,474	445,933
Noninterest Expense:		
Salaries and employee benefits	1,593,046	1,319,444
Occupancy expenses	221,580	213,605
Equipment expenses	226,610	203,638
Other operating expenses	1,104,184	1,008,467
Total Noninterest Expense	3,145,420	2,745,154
Income Before Income Taxes	1,215,533	636,853
Income Tax Provision	465,527	202,461
NET INCOME	$ 750,006	$ 434,392
Basic Earnings Per Share	$ 1.15	$ .67
Earnings Per Diluted Share	$ 1.12	$ .65

See notes to consolidated financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Tota Sharehol Equit
BALANCE DECEMBER 31, 2001	$ 65,203	$6,437,152	$ (690,289)	$ 64,939	$5,877
Comprehensive Income:					
Net income	-	-	434,392	-	434
Other comprehensive income:					
Change in unrealized gain on securities available for sale	-	-	-	75,716	75
Total Comprehensive Income	-	-	-	-	510
BALANCE DECEMBER 31, 2002	65,203	6,437,152	(255,897)	140,655	6,387
Exercise of stock options	500	49,500	-	-	50
Comprehensive Income:					
Net income	-	-	750,006	-	750
Other comprehensive income:					
Change in unrealized gain on securities available for sale	-	-	-	(150,926)	(150
Total Comprehensive Income	-	-	-	-	599
Rounding	-	-	(1)	-	
BALANCE DECEMBER 31, 2003	$ 65,703	$6,486,652	$ 494,108	$ (10,271)	$7,036

See notes to consolidated financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 750,006	$ 434,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(58,468)	183,087
Provision for loan losses	185,782	229,640
Depreciation and amortization	245,579	224,600
Gain or loss on sale of securities	2,772	(87,017)
Net amortization on securities	216,877	126,443
Change in year-end balances of:		
Interest receivable	(68,302)	(68,775)
Interest payable	(5,002)	(7,333)
Other accounts - net	499,790	25,980
Net Cash Provided By Operating Activities	1,769,034	1,061,017
INVESTING ACTIVITIES		
Net funding of loans	(21,575,233)	(23,725,533)
Purchases of securities available for sale	(7,254,522)	(14,518,035)
Purchases of securities held to maturity	(8,011,559)	-
Sales or calls of securities available for sale	3,995,744	8,026,804
Maturities and principal collections on securities available for sale	8,924,092	9,488,288
Acquisition of property and equipment	(263,177)	(109,451)
Net Cash Used In Investing Activities	(24,184,655)	(20,837,927)
FINANCING ACTIVITIES		
Net increase in deposits	20,371,950	22,174,925
Net increase in short-term borrowings	274,043	1,161,443
Proceeds from long-term debt	500,000	225,000
Exercise of stock options	50,000	-
Net Cash Provided By Financing Activities	21,195,993	23,561,368
Net Increase (Decrease) in Cash and Cash Equivalents	(1,219,628)	3,784,458
Cash and Cash Equivalents:		
Beginning of year	12,988,255	9,203,797
End of year	$11,768,627	$12,988,255
SUPPLEMENTAL DISCLOSURE		
Interest paid	$ 1,121,456	$ 1,123,066
Income taxes paid	$ 6,500	$ -

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATIONAL BACKGROUND AND BASIS OF PRESENTATION

Heartland Bancshares, Inc. (the Company) is a registered bank holding company which owns 100% of a national bank, Heartland National Bank (the Bank). The Bank is a nationally-chartered full-service commercial banking institution with its main office in Sebring, Florida and branch offices in Lake Placid and Avon Park, Florida. The Bank opened for business September 7, 1999.

The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and balances have been eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

The Company reports comprehensive income in addition to net income or loss. Comprehensive income is comprised of net income and items of "other comprehensive income". The Bank's only item of other comprehensive income is the unrealized gain or loss on its available for sale investment securities portfolio.

Investment Securities

Securities Available for Sale

Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

Securities Held to Maturity

Securities which management has the intent and ability to hold until contractual maturity are classified as securities held to maturity. These securities are carried at their amortized cost, and are not adjusted for market value fluctuations.

Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

Loans and Allowance For Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and Allowance For Loan Losses (Continued)

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.

Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $153,514 and $107,821 in 2003 and 2002, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

Asset	Estimated Lives
Buildings	39 years
Land improvements	15 years
Furniture and equipment	5 - 10 years

Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

Computer Software

The Bank has computer software with a cost of $123,630 and $76,356 at December 31, 2003 and 2002, respectively, and a carrying amount of $55,740 and $29,730, respectively. This software, which is included in the caption "Other Assets" on the accompanying balance sheets, is being amortized on the straight-line basis over a three year period. Amortization in 2003 and 2002 was $21,263 and $25,373, respectively.

Income Taxes

The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Earnings per diluted share are computed by dividing net income by the weighted average shares and common share equivalents outstanding during the periods. Dilutive common stock equivalents, which consist of stock options, assume the exercise of all outstanding stock options, using the treasury stock method. A reconciliation of these amounts follows:

	2003	2002
Weighted average shares	653,578	652,030
Dilutive shares under stock option plan	15,692	16,817
Shares used for fully diluted purposes	669,270	668,847

Stock Options

As permitted by applicable accounting principles, management has elected to disclose rather than to record the compensatory effect of stock options granted to employees and directors. The pro forma effect has been determined by use of the Black-Scholes option pricing model, assuming minimal or no volatility, minimal dividends and average lives and exercise probability by option class.

Other

The Company follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were approximately $96,480 and $76,000 in 2003 and 2002, respectively.

Reclassifications

Certain items shown in the December 31, 2002 financial statements and footnotes have been reclassified to conform more closely to the 2003 presentation.

NOTE 3 - SECURITIES

Amortized cost and estimated fair value of securities available for sale are as follows:

	December 31, 2003		
	U. S. Government Agencies	Federal Reserve & FHLB Stock	Total
Amortized cost	$ 7,835,159	$441,900	$ 8,277,059
Gross unrealized:			
Gains	33,241	-	33,241
Losses	(71,691)	-	(71,691)
Estimated fair value	$ 7,796,709	$441,900	$ 8,238,609

	December 31, 2002		
	U. S. Government Agencies	Federal Reserve & FHLB Stock	Total
Amortized cost	$13,784,079	$366,050	$14,150,129
Gross unrealized:			
Gains	211,470	-	211,470
Losses	-	-	-
Estimated fair value	$13,995,549	$366,050	$14,361,599

Amortized cost and estimated fair value of securities held to maturity at December 31, 2003 are as follows:

	U. S. Government Agencies
Amortized cost	$ 8,002,437
Gross unrealized:	
Gains	8,104
Losses	(20,605
Estimated fair value	$ 7,989,936

The amortized cost and estimated fair value of securities at December 31, 2003 by contractual maturity, are shown below:

	Securities Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in:				
One year or less	$ 8,002,437	$ 7,989,936	$ -	$ -
After one through five years	-	-	-	-
Mortgage-backed and other securities	-	-	8,277,059	8,238,609
	$ 8,002,437	$ 7,989,936	$ 8,277,059	$ 8,238,609

NOTE 3 - SECURITIES (CONTINUED)

Securities available for sale were called or sold during 2003 and 2002 for gross sales proceeds of $3,995,744 and $8,026,804, respectively, resulting in gains (losses) of $(2,772) and $87,017 in those years. The stock in the Federal Reserve Bank and FHLB is carried at cost and is held pursuant to membership requirements of those two organizations.

Securities with a carrying amount of $5,773,661 and $3,303,994 at December 31, 2003 and 2002, respectively, were pledged for public funds or repurchase agreements.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

Activity in the allowance for loan losses during 2003 and 2002 is as follows:

	2003	2002
Beginning balance	$ 606,971	$ 393,051
Provision	185,782	229,640
Net charge-offs	(13,531)	(15,720)
Ending balance	$ 779,222	$ 606,971

The Bank had $121,437 in non-accrual loans at December 31, 2003. There were no non-accrual or other non-performing loans at December 31, 2002.

NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31, 2003 and 2002 are as follows:

	December 31,	
	2003	2002
Land	$ 969,286	$ 969,286
Buildings and land improvements	1,582,031	1,440,469
Furniture and equipment	1,004,939	882,976
Construction in process	-	47,620
	3,556,256	3,340,351
Less accumulated depreciation	(810,688)	(586,371)
	$2,745,568	$2,753,980

Depreciation expense during 2003 and 2002 was $224,316 and $199,227, respectively.

NOTE 6 - DEPOSITS

At December 31, 2003, the scheduled maturities of time certificates of deposit during the next five years are as follows:

	(In Thousands)
2004	$ 19,537
2005	5,854
2006	540
2007	2,323
2008	825

NOTE 7 - SHORT-TERM BORROWINGS

During 2003 and 2002, the Bank periodically sold securities to customers under repurchase agreements. These borrowings are collateralized by investment securities owned by the Bank. The amount outstanding under these agreements at December 31, 2003 and 2002 was $1,493,033 and $1,218,990, respectively, with average amounts outstanding of $1,015,056 and $1,375,827 during those years. The average interest rate, which is indexed to the Federal Funds target rate, was .25% and .9% for 2003 and 2002, respectively. Interest expense on these borrowings for 2003 and 2002 was $2,549 and $12,027, respectively.

The Bank has $4 million in unsecured federal funds purchased lines available to it from correspondent banks for future needs.

NOTE 8 - LONG-TERM DEBT

During June 2002 the Company entered into a loan agreement with an unrelated bank under which up to $1 million in borrowings is available to the Company. The loan bears interest at prime less 1%, with a floor of 4.75%. The terms are interest-only, with interest payable monthly, until June 28, 2004 at which time any unpaid interest and all outstanding principal is due in full. As of December 31, 2003, the Company had drawn $725,000 under the line, all of which was invested in the capital of the subsidiary bank. Interest on this borrowing was $10,973 and $5,433 in 2003 and 2002, respectively.

The Company has pledged all of its stock holdings in the Bank as collateral under this line.

NOTE 9 - OTHER OPERATING EXPENSES

The more significant components of other operating expenses for 2003 and 2002 were as follows:

	2003	2002
Data and item processing	$317,751	$305,525
Legal and professional	106,049	101,302
Marketing and business development	96,480	76,064
Stationery and supplies	90,755	63,454
Correspondent bank charges	63,892	35,423
Loan & collection expense	52,339	58,342
Insurance	43,299	44,960
Regulatory assessments	35,163	52,809
Conversion of EDP system	24,600	73,534

NOTE 10 - INCOME TAXES

Components of income taxes for 2003 and 2002 are as follows:

	2003		
	Current	Deferred	Total
Federal	$448,577	$(49,868)	$398,709
State	75,418	(8,600)	66,818
Total	$523,995	$(58,468)	$465,527

	2002		
	Current	Deferred	Total
Federal	$ 13,756	$129,987	$143,743
State	5,618	53,100	58,718
Total	$ 19,374	$183,087	$202,461

Deferred taxes included in 2003 and 2002 operations represent the estimated future tax benefit attributable to the change in cumulative differences between the book and tax bases of assets and liabilities. The more significant temporary differences and related deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	December 31,	
Temporary Differences	2003	2002
Deferred tax on deductible differences:		
Pre-opening and organizational costs	$ 17,059	$ 38,800
Loan loss reserve	249,210	184,400
Unrealized loss on securities	28,422	-
	294,691	223,200
Deferred tax on taxable differences:		
Property and equipment basis difference	34,501	49,900
Unrealized gain on securities	-	70,572
	34,501	120,472
Net asset included in financial statements	$260,190	$102,728

NOTE 10 - INCOME TAXES (CONTINUED)

A reconciliation of the difference between the recorded income tax and that which might be expected by application of the federal statutory corporate income tax rate of 34% follows:

	2003		2002	
	Income Tax	Rate	Income Tax	Rate
Income tax expected at statutory rate	$413,281	34.00%	$216,530	34.00%
Tax exempt income	(14,624)	(1.20)%	(7,261)	(1.14)%
State income tax, net of federal income tax	47,038	3.90%	36,624	5.75%
Rate differential in use of net operating loss	-	-	(43,432)	(6.82)%
Other	19,832	1.60%	-	-
	$465,527	38.30%	$202,461	31.79%

The Company and the Bank file consolidated income tax returns. Tax is allocated between the entities under a tax sharing agreement on a separate entity basis.

NOTE 11 - LOANS TO RELATED PARTIES

The Bank periodically makes loans to officers and directors, and companies in which they hold a 10 percent or more beneficial ownership. The balance outstanding under these loans at December 31, 2002 was $1,671,244. During 2003, additional advances and principal reductions amounted to $2,279,249 and $1,947,068, respectively, resulting in a balance at December 31, 2003 of $2,003,426. These loans were made in the normal course of business at prevailing interest rates and terms.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

Commitments to extend credit, which amounted to approximately $22 million and $16 million at December 31, 2003 and 2002, respectively, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2003 and 2002, the Bank had outstanding stand-by letters of credit with face amounts of approximately $458,000 and $146,000, respectively.

The Company expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

Concentrations of Credit Risk

The Bank originates residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in its Highlands County market area. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers.

Use of Estimates in Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Company, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, the estimates and assumptions under which the estimated fair value of financial instruments was derived, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

401(k) Plan

The Bank has a 401(k) plan under which full-time employees who meet certain age and service requirements may participate. Under this plan, the Bank may match a discretionary amount within applicable limitations. The charge to operations for the Bank's share of this cost was $27,843 and $26,200 for 2003 and 2002, respectively.

NOTE 13 - DIVIDEND RESTRICTIONS

The payment of dividends by the Company is dependent upon dividends it receives from the Bank. The payment of dividends by the Bank is subject to various restrictions set forth by law. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during such period. In addition, see Note 15 for indirect limitations relating to the requirements of certain minimum capital amounts.

NOTE 14 - STOCK OPTION PLAN

The Company's shareholders have approved a stock option plan permitting the granting of options for up to 90,000 shares of the Company's common stock to selected Bank officers and employees, and up to 40,000 shares to the Company's directors.

The activity in the Company's stock options during 2003 and 2002 was as follows:

	2003		2002	
	Options	Exercise Price	Options	Exercise Price
Beginning balance	82,500	$10.35	72,500	$10.00
Granted	-	$ -	10,000	$12.85
Forfeited	-	$ -	-	$ -
Exercised	(5,000)	$10.00	-	$ -
Ending balance	77,500	$10.37	82,500	$10.35

Options granted under the officers' and employees' plan become exercisable 20% in the year of grant, and 20% over each of the next four years. The exercise price of these options is the deemed fair value on the date of grant. Any options not exercised expire ten years after their date of grant. Options granted under the directors' plan generally have the same terms as the officers' options, except that they vest over a five year period beginning with the first anniversary of the grant date.

NOTE 14 - STOCK OPTION PLAN

Of the options outstanding at each year-end, 63,500 and 52,000 were exercisable at December 31, 2003 and 2002, respectively. The weighted average remaining contractual life at December 31, 2003 is 6 years.

As permitted, the Company has elected to disclose the pro forma compensatory effect of its options rather than to record such effect. Had the options been recorded, compensation and income would have been as follows:

	2003	2002
Compensation as recorded	$1,593,046	$1,319,444
Pro forma effect of options for year	65,318	65,318
Pro forma compensation	$1,658,364	$1,384,762
Net income as reported	$ 750,006	$ 434,392
Pro forma effect of options for year	(65,318)	(52,943)
Pro forma net income	$ 684,688	$ 381,449
Per Share Data		
Basic, as reported	$ 1.15	$ .67
Pro forma effect of options	(.10)	(.08)
Pro forma basic	$ 1.05	$ .59
Fully diluted, as reported	$ 1.12	$ .65
Pro forma effect of options	(.10)	(.08)
Pro forma fully diluted	$ 1.02	$ .57

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 15 - REGULATORY MATTERS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the bank is considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 2003 and 2002, both the consolidated Company and the Bank met all capital adequacy requirements to which they were subject.

The tables below show the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios on a consolidated basis and for the Bank at December 31, 2003 and 2002, and the minimum amounts and ratios needed to meet the definition of "well capitalized".

	Actual		Minimum Amount and Ratio to Remain Well Capitalized	
	Amount (Thousands)	Ratio	Amount (Thousands)	Ratio
As of December 31, 2003:				
Total Capital (to Risk-Weighted Assets)				
Consolidated	$7,825	9.3%	$8,413	10.0%
Subsidiary bank	$8,467	10.1%	$8,413	10.0%
Tier 1 Capital (to Risk-Weighted Assets)				
Consolidated	$7,046	8.4%	$5,048	6.0%
Subsidiary bank	$7,688	9.1%	$5,048	6.0%
Tier 1 Capital (to Average Assets)				
Consolidated	$7,046	6.5%	$5,426	5.0%
Subsidiary bank	$7,688	7.1%	$5,426	5.0%

NOTE 15 - REGULATORY MATTERS (CONTINUED)

	Actual		Minimum Amount and Ratio to Remain Well Capitalized	
	Amount (Thousands)	Ratio	Amount (Thousands)	Ratio
As of December 31, 2002:				
Total Capital (to Risk-Weighted Assets)				
Consolidated	$6,856	10.8%	$6,330	10.0%
Subsidiary bank	$6,975	11.0%	$6,330	10.0%
Tier 1 Capital (to Risk-Weighted Assets)				
Consolidated	$6,246	9.9%	$3,798	6.0%
Subsidiary bank	$6,368	10.1%	$3,798	6.0%
Tier 1 Capital (to Average Assets)				
Consolidated	$6,246	7.5%	$4,179	5.0%
Subsidiary bank	$6,368	7.6%	$4,179	5.0%

NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 76,404	$ 50,587
Investment in bank subsidiary, at equity	7,677,924	6,552,690
Taxes receivable	10,794	4,972
Deferred tax asset	1,545	3,864
Total Assets	$7,766,667	$6,612,113
Long-term debt	$ 725,000	$ 225,000
Current liability	5,475	-
Total Liability	730,475	225,000
Shareholders' Equity	7,036,192	6,387,113
Total Liabilities and Shareholders' Equity	$7,766,667	$6,612,113

NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Operations

	Year Ended December 31, 2003	2002
Income	$ -	$ -
Expenses:		
Miscellaneous operating expense	34,629	21,525
Income tax benefit	(8,475)	(6,951
	26,154	14,574
Loss Before Equity in Earnings of Subsidiary	(26,154)	(14,574
Equity in earnings of subsidiary	776,160	448,966
Net Income	$ 750,006	$ 434,392

Condensed Statements of Cash Flows

	Year Ended December 31, 2003	2002
Operating Activities:		
Net income	$ 750,006	$ 434,392
Deferred income tax	-	(1,150
Change in taxes due or payable	1,971	(5,801)
Refund of payroll taxes	-	830
Equity recognition of subsidiary's earnings	(776,160)	(448,966
Net Cash Used In Operating Activities	(24,183)	(20,695
Investing Activities:		
Investment in bank stock	(500,000)	(350,000)
Net Cash Used In Investing Activities	(500,000)	(350,000)
Financing Activities:		
Funding from long-term debt	500,000	225,000
Sale of stock	50,000	-
Net Cash Used In Financing Activities	550,000	225,000
Net Increase (Decrease) in Cash	25,817	(145,695)
Cash and Cash Equivalents at:		
Beginning of Year	50,587	196,282
End of Year	$ 76,404	$ 50,587

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The table which follows shows the estimated fair value and the related carrying amounts of the Bank's financial instruments at December 31, 2003.

For purposes of this disclosure, the estimated fair value for cash and cash equivalents is considered to approximate their carrying amounts. The estimated fair value for securities is based on quoted market values for the individual or equivalent securities. The estimated fair value for loans is based on interest rates the Bank would have charged borrowers at December 31, 2003 for similar loans, maturities and terms.

The estimated fair value for demand and savings deposits is based on their carrying amount. The estimated fair value for time deposits is based on rates the Bank offered at December 31, 2003 for deposits of similar remaining maturities. The estimated fair value for long-term debt is based upon the lender's current offerings, as of December 31, 2003, for similar credit. The estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate carrying amounts at December 31, 2003. Assets and liabilities of the Bank that are not defined as financial instruments, such as premises and equipment, are excluded from these disclosures.

	Carrying Amount	Estimated Fair Value
	(Thousands)	
Financial Assets:		
Cash and cash equivalents	$ 11,769	$ 11,769
Securities available for sale	8,238	8,238
Securities held to maturity	8,002	7,990
Net loans	81,046	81,375
Financial Liabilities:		
Demand and savings deposits	73,389	73,389
Time deposits	29,330	29,445
Short-term borrowings	1,493	1,493
Long-term debt	725	725

Non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Bank to have disposed of such items at December 31, 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2003 should not necessarily be considered to apply at subsequent dates.

Directors and Executive Officers

Name	**Occupation**
James C. Clinard	President and Chief Executive Officer, Heartland Bancshares, Inc. and Heartland National Bank
James B. Belflower	Executive Vice President and Senior Lending Officer, Heartland National Bank
Hosmer L. Compton	Owner, Compton Rental Properties and H.L. Compton Co.
Roger D. Gurganus	Owner, Big T Tire Company
William R. Handley	Owner, Homes by Handley, Inc.
Bert J. Harris, III	Partner, Swaine, Harris and Sheehan, P.A. (law firm)
Martha J. Kelley	Chief Financial Officer, Heartland Bancshares, Inc.
Issac G. Nagib	President, AVA Rehabilitation Clinic
Robert P. Palmer	Owner, Palmer Electric Service, Inc., Palmer True Value Hardware and Palmer Just Ask Rental Store
Edward L. Smoak	Managing Partner, family citrus and cattle business
S. Allen Skipper	General and Vascular Surgeon
Malcolm C. Watters, Jr.	Self-employed (citrus industry)
Lawrence B. Wells	President, Wells & Associates Insurance Agency, Inc.
Stanley H. Wells	President, Wells Motor Company

Other Corporate Information

Corporate Office:	320 U.S. Highway 27 North Sebring, Florida 33870 (863) 386-1300
Subsidiary:	Heartland National Bank Member FDIC
Annual Meeting:	The Company's Annual Meeting of Shareholders will be held April 15, 2004 at 6:30 p.m. at the Sebring, Florida offices of the Company, 320 U.S. Highway 27 North, Sebring, Florida.
Form 10-KSB:	A copy of the Company's 2003 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge upon written request to Martha J. Kelley, Chief Financial Officer, Heartland Bancshares, Inc., 320 U.S. Highway 27 North, Sebring, Florida 33870.